Exhibit 99.109

Annual General Meeting
to be held on June 16, 2022

Notice of Annual General Meeting of Shareholders

and

Information Circular

May 4, 2022

VOX ROYALTY CORP.

66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date	Thursday, June 16, 2022
Time:	1:00 p.m. Toronto time
Live Webcast:	https://virtual-meetings.tsxtrust.com/1276
Password:	vox2022

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2021, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Ernst & Young LLP, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the Meeting.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 1:00 p.m. (Toronto time) on June 14, 2022 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West, Toronto, ON M5H 4H1

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided.

The Management Information Circular provides further information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as at the close of business on April 27, 2022.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://virtual-meetings.tsxtrust.com/1276

NOTICE AND ACCESS

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual Meeting of Shareholders, the Circular, the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2021 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2021 together with the auditor’s report thereon and other meeting materials (the “2021 MD&A and Financials”) may be found on SEDAR at www.sedar.com and also on the Company’s website at https://www.voxroyalty.com. Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of the Circular and the 2021 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, TSX Trust Company, by email at TMXEInvestorServices@tmx.com or by telephone at 1-866-600-5869.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than June 1, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact TSX Trust Toll Free at 1-866-600-5869 or TMXEInvestorServices@tmx.com to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Company’s website for one year from the date of posting.

DATED this 4th day of May, 2022

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer

VOX ROYALTY CORP.

66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada

INFORMATION CIRCULAR

(as at May 4, 2022 except as otherwise indicated)

Solicitation of Proxies

This management information circular (the “Circular”) dated as of May 4, 2022 and accompanying form of proxy are furnished in connection with the solicitation, by management of Vox Royalty Corp. (“we”, “us”, “our”, the “Company” or “Vox”), of proxies to be used at the annual general meeting of the holders (the “Shareholders”) of common shares (“Shares”) of the Company (the “Meeting”) referred to in the accompanying Notice of Annual General Meeting (the “Notice”) to be held on June 16, 2022 at 1:00 p.m. (Toronto time) for the purposes set forth in the Notice. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. See “Voting Information” below.

The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, but proxies may also be solicited personally or by telephone by directors and/or officers of the Company. The cost of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Shares. The cost of any such solicitation will be borne by the Company.

Record Date

Shareholders of record at the close of business on April 27, 2022 are entitled to receive notice of and attend the Meeting and are entitled to one vote for each Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

Meeting Information

This year, out of an abundance of caution, to proactively deal with the public health impact of COVID-19 outbreak, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The Meeting will be held on June 16, 2022 at 1:00 p.m. (Toronto time) virtually via live audio webcast online at https://virtual-meetings.tsxtrust.com/1276. The meeting ID is 1276, and password vox2022. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Non-registered Shareholders (“Non-Registered Holders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will not be able to vote at the Meeting. See “Voting Information” below.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “Voting Information”. Non-Registered Holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Voting Information – Voting at the Meeting” below.

Voting Information

Shareholders may vote before the Meeting or vote at the Meeting, as described below.

1.	Voting Before the Meeting

Appointment of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the accompanying form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the accompanying form of proxy. The additional registration step outlined below under “Voting at the Meeting – Appointment of a Third Party as Proxy” must also be followed. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 1:00 p.m. (Toronto time) on June 14, 2022 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered Shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West, Toronto, ON M5H 4H1

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided by his/her/its Intermediary (as defined below).

Revocation of Proxies

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph and below under “Voting at the Meeting”, the giving of a proxy will not affect the right of a Shareholder to attend, and vote at, the Meeting.

A proxy may be revoked by depositing an instrument in writing, including another completed form of proxy, executed by such Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada at any time prior to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

If you have followed the process for attending and voting at the Meeting online (see below under “Voting at the Meeting”), voting at the Meeting online will revoke your previous proxy.

Notice-and-Access

The Company has elected to use the notice-and-access provisions under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of the Notice of Annual Meeting of Shareholders, this Circular, the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2021 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2021 together with the auditor’s report thereon and other meeting materials (the “2021 MD&A and Financials”) may be found on SEDAR at www.sedar.com and also on the Company’s website at https://www.voxroyalty.com. Shareholders are reminded to review this Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a Non-Registered Holder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of this Circular and 2021 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, TSX Trust Company, by email at TMXEInvestorServices@tmx.com or by telephone at 1-866-600-5869.

Any Shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than June 1, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact TSX Trust Toll Free at 1-866-600-5869 or TMXEInvestorServices@tmx.com to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Company’s website for one year from the date of posting.

Non-Registered Holders

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered either:

A.	in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non-Registered Holder deals with, in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

B.	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the voting instruction form must be submitted by mail, or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must appoint themselves in advance of the proxy cut-off date, complete the Request for Control Number form (https://tsxtrust.com/resource/en/75) and email this form to tsxtrustproxyvoting@tmx.com in order to receive a control number to vote online.

or

(2)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to TSX Trust as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions received from the Intermediary, except that an Intermediary may not act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary in sufficient time prior to the Meeting.

A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Company uses and pays Intermediaries and agents to send the Meeting Materials. The Company also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

The Meeting Materials are being sent to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent sent the Meeting Materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

Exercise of Discretion By Proxies

Shares represented by properly executed proxies in favour of the persons named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Company assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Company and the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Company and the directors should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

2.	Voting at the Meeting

The Meeting will be hosted virtually via live audio webcast at:

Link: https://virtual-meetings.tsxtrust.com/1276

Password: vox2022

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1276 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: vox2022 (case sensitive).
5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1276 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com
7.	Enter the password: vox2022 (case sensitive).
8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You and your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a Non-Registered Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1276 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting. You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.

GENERAL INFORMATION

The information contained herein is provided as of May 4, 2022, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Vox or the management of Vox.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars. All references to “$” are to United States dollars. All references to “C$” are to Canadian dollars and to “A$” are to Australian dollars.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares. As of the date of this Circular, there were 40,077,707 issued and outstanding Shares.

Shareholders registered as at April 27, 2022, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must deliver their Proxies at the place and within the time set forth in the notes to the Proxy to entitle the person appointed by the Proxy to attend and vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, other than Rob Sckalor (Director), no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Company. For further details regarding Mr. Sckalor’s holdings, see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors”.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2021 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2021 are also available under the Company’s profile on SEDAR at www.sedar.com.

Election of Directors

Proposed Management Nominees for Election to the Board

The number of persons to be elected at the Meeting as directors of the board of the Company (the “Board”) is five. The directors of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. The management of Vox proposes to nominate the persons listed below for election as directors of Vox to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of Vox will be voted for the nominees listed in this Circular.

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the five persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. Information regarding Shares owned by each director is presented to the best knowledge of management of the Company and has been furnished to management of the Company by such directors.

The enclosed form of proxy permits Shareholders to vote for each nominee on an individual basis.

Unless the Shareholder specifies in the enclosed form of proxy that the common shares represented by the proxy are to be withheld from voting in the election of directors, the persons named in the form of proxy shall vote the common shares represented by the proxy in favour of the election of the persons whose names are set forth below.

The Board unanimously recommends that Shareholders vote FOR the nominees set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

Advance Notice Provisions

Section 10 of the Company’s By-Law No. 1 contains advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made: (i) in the case of an annual meeting of Shareholders (which includes an annual and special meeting), not later than 30 days before the meeting date; (ii) in the case of an annual and general meeting held on a date that is less than 50 days after the first public announcement of the meeting date (the “Notice Date”), not later than 10 days following the Notice Date; and (iii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than 15 days following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also sets forth the information that a Shareholder must include in the notice to the Company. The Advance Notice Provisions can be found in the Company’s By-Law No. 1 available on SEDAR at www.sedar.com. No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below.

KYLE FLOYD	Principal Occupation During Past 5 Years and Biographical Information
Colorado, United States of America Director Since: May 2020 NOT INDEPENDENT

Founder, Chairman and CEO of Vox, Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty and streaming company. Mr. Floyd is responsible for general operational and strategic direction of the business and has helped lead the company to becoming one of the fastest growing mining royalty businesses over the past three years. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners from 2007 to 2013. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on all mining transactions, ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments, private placements of debt and equity, IPOs and follow-on offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

Current Board/Committee Membership	Other Public Directorships
Board(1) Corporate Governance, Compensation & Nominating(2) Investment(3)	N/A
Number of Common Shares Beneficially Owned, Controlled or Directed	3,585,956

ROB SCKALOR(4)	Principal Occupation During Past 5 Years and Biographical Information
Florida, United States of America Director Since: May 2020 INDEPENDENT

Co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity markets. Mr. Sckalor joined Vox in 2014 and was extensively involved in its day-to-day business operations as a private company, including human resources management, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings and services on the Audit Committee.. In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals and was involved in multiple financings and the acquisition of Andina Resources by the company. Mr. Sckalor is also a Director of Can Man LLC, a beverage packaging and bottling company; WYNK, a Cannabis beverage company and CurrENT Group, an entertainment services company. Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a Director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company from 9 employees to over 140 in three years and grew the company into the largest fixed income and derivative market  maker  in  Europe.;  and  previously  acted  as  General  Counsel  to IDEAglobal, a Singapore and London based financial services company. Mr. Sckalor has served on numerous not for profit Boards over the last 30 years.

Current Board/Committee Membership	Other Public Directorships
Board(1) Audit(1) Corporate Governance, Compensation & Nominating(2) Investment(3)	N/A
Number of Common Shares Beneficially Owned, Controlled or Directed	4,545,800(5)

ALASTAIR MCINTYRE	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 INDEPENDENT

An accomplished metals and mining executive with senior management expertise through roles with leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as Chief Executive Officer of Altiplano Metals Inc. as well as serving on the Advisory Board of Benchmark Metals. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

Current Board/Committee Membership	Other Public Directorships
Board(1) Audit(1) Investment(3)	N/A
Number of Common Shares Beneficially Owned, Controlled or Directed	12,901

ANDREW KAIP	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: February 2021 INDEPENDENT	Andrew Kaip has extensive experience in the mining sector and brings a global perspective through more than 25 years of industry and capital markets experience. As a Mining Analyst, he was consistently ranked in the Top 3 by Brendan Woods International for both the Large and Small/Mid Cap Precious Metal and Diamond Categories. Working with BMO Capital Markets as the Co-Head of Mining Research, Andrew was instrumental in building a global franchise covering more than 150 companies. He brings a unique perspective having covered the spectrum of mining companies from the largest gold miners to some of the smallest grassroots explorers. As a geologist, Andrew spent over a decade in the exploration industry working in North and South/Central America. Mr. Kaip currently serves as the Chief Executive Officer of Karus Gold Corp. Andrew is a Professional Geoscientist and holds an MSc. in Geology from the University of British Columbia.
Current Board/Committee Membership	Other Public Directorships
Board(6) Audit(7) Corporate Governance, Compensation & Nominating(2) Investment(3)	Blackrock Silver Corp.; Karus Gold Corp.
Number of Common Shares Beneficially Owned, Controlled or Directed	33,300

PASCAL ATTARD	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 NOT INDEPENDENT	Former Chief Financial Officer of Delivra Corp. until November 2019, during which time he had a broad scope of authority, including executive guidance for finance, accounting, contracts, treasury, taxation, mergers and acquisitions and investor relations. Mr. Attard played a key role in successfully guiding the company through the sale of its business. Mr. Attard joined Delivra Corp. in June 2015 and also held the positions of Vice-President of Finance and Corporate Controller over the course of his 4-year tenure. Prior to Delivra Corp., Mr. Attard was the Corporate Controller for Red Tiger Mining Inc. from March 2012 to March 2015. Mr. Attard also held a number of positions at McGovern Hurley LLP from 2006 to 2012, where he most recently served as Manager, Audit and Assurance. Mr. Attard holds a Bachelor of Accountancy, with Honours, from Brock University and holds the designation of Chartered Professional Accountant and Chartered Accountant.
Current Board/Committee Membership	Other Public Directorships
Board(1)	N/A
Number of Common Shares Beneficially Owned, Controlled or Directed	33,662

(1)	Appointed to the Board of Directors on May 19, 2020 in connection with closing the reverse take-over transaction among the Company (formerly AIM3 Ventures Inc.), SilverStream SEZC and AIM3 Merger Sub Cayman Ltd (the “Qualifying Transaction”).

(2)	Appointed to Corporate Governance, Compensation & Nominating Committee on February 12, 2021.

(3)	Appointed to Investment Committee on February 12, 2021.

(4)	Rob Sckalor’s Shares represent approximately 11.34% of the issued and outstanding Shares as of the date of this Circular.

(5)	Rob Sckalor’s Shares are held through Rufus Dufus, LLC, CIUSVI 401K Plan and through CIUSVI, LLC which he jointly controls with another shareholder. Through CIUSVI, LLC, Rob Sckalor and another shareholder jointly control 1,056,841 Shares. For the purpose of the above, 50% of the Shares (being 528,421 Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also controls 1,627,486 Shares through Rufus Dufus, LLC, and indirectly controls 2,389,893 Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 1,627,486 + 2,389,893 + (1,056,841 * 0.5) = 4,545,800.

(6)	Mr. Kaip was appointed to the Board of Directors on February 4, 2021.

(7)	Mr. Kaip was appointed to the Audit Committee on February 12, 2021.

Corporate Cease Trade Orders or Bankruptcies

No proposed director within 10 years before the date of this Circular, has been, a director, officer or Promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for a proposed director.

Personal Bankruptcies

No proposed director has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditor

On March 9, 2022, the Board, upon the unanimous recommendation of the Audit Committee determined that upon the resignation of PricewaterhouseCoopers LLP (“PwC”), effective March 9, 2022, Ernst & Young LLP (“E&Y”) was appointed as the new auditor of the Company, effective March 9, 2022.

Following an evaluation process conducted by the Company and its Board of Directors, it was determined that appointing E&Y would permit the Company to pursue registration with the Securities and Exchange Commission and ultimately a secondary listing on the Nasdaq on a preferred timeline. The Company’s decision to change its auditor was not the result of any disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditor scope or procedure. Attached to the Circular as Schedule “B” are copies of the documents filed with the applicable securities regulatory authorities relating to the change of auditor, including copies of the Notice of Change of Auditor and letters from PwC as prior auditor and E&Y as successor auditor (collectively, the “Reporting Package”). The Reporting Package was filed on SEDAR on March 14, 2022. As indicated in the Notice of Change of Auditor, there were no reportable events (including disagreements, unresolved issues and consultations) in connection with the audit of the Company’s 2021 interim financial statements by PwC.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution appointing E&Y as auditor of Vox for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the appointment of Ernst & Young LLP, as auditor of Vox, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2.	the Board is hereby authorized to fix the remuneration of the auditor so appointed.”

The appointment of E&Y will be approved if the affirmative vote of the majority of Vox shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board unanimously recommends that Shareholders vote FOR the resolution approving the appointment of the auditor of Vox. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the ordinary resolution to approve the appointment of the auditor of Vox.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section “Named Executive Officer” or “NEO” means: (a) the Chief Executive Officer (“CEO”); (b) the Chief Financial Officer (“CFO”); and (c) each of the three most highly compensated executive officers other than the CEO and CFO. As at December 31, 2021, the Company had four NEOs, namely Kyle Floyd, CEO, Pascal Attard, CFO, Spencer Cole, Chief Investment Officer (“CIO”), and Riaan Esterhuizen, Executive Vice President – Australia (“EVP – Australia”).

Compensation Governance and Objectives

The Board has appointed the Corporate Governance, Compensation and Nominating Committee (the “CGCN Committee”) which is comprised of Rob Sckalor (Chair), Andrew Kaip, and Kyle Floyd, the majority of whom are independent directors within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). The CGCN Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the shareholders of the Company that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the CGCN Committee and who will have due regard to the interests of all of the shareholders of the Company, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the mandate of the CGCN Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; and (iv) Board compensation matters, including compensation of both independent and non-independent members of the Board. A copy of the CGCN committee mandate is available on the Company’s website at www.voxroyalty.com.

When reviewing NEO compensation, the CGCN Committee takes into consideration the following objectives: (a) recruiting and retaining NEO’s that are critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of the management and the shareholders of the Company; (d) motivating NEO’s to deliver strong business performance, both on an individual basis and with respect to the business of the Company in general; and (e) ensuring the executive compensation program is straightforward to communicate and administer.

Compensation Risk

The CGCN Committee has within its mandate an obligation to identify on an annual basis the risks, if any, arising from the Company’s compensation policies and practices. The CGCN Committee will consider the implications of the identified risks, the degree to which the Company’s compensation policies encourage or may be perceived to encourage the taking of inappropriate or excessive risks and will identify any risks that may reasonably lead to a material adverse effect on the Company. In carrying out the analysis the CGCN Committee will have regard to: (i) the extent to which compensation policies or practices deviate within the Company, from one business unit to another or between members of senior management; (ii) the extent to which risk management and regulatory compliance form part of the performance metrics used to determine compensation; (iii) overall compensation expenses relative to corporate revenues; (iv) whether or not the Company’s compensation policies provide for a maximum benefit or payout limit; (v) the relationship between long-term organizational goals and short-term compensation mechanisms; and (vi) the degree to which compensation plans containing performance goals are weighted towards short-term rather than long-term corporate objectives.

In connection with the identification of any risks associated with the compensation policies and practices of the Company, the CGCN Committee will recommend to the Board the adoption of practices that will assist in the identification and mitigation of any risks associated with the compensation policies and practices of the CGCN.

As at the date of this Circular, the Board had not identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Compensation

The Company’s compensation program is comprised of: (a) a base salary; (b) a short-term incentive award in the form of cash bonuses; and (c) a long-term incentive award in the form of equity plan awards. Each component of the Company’s compensation program is addressed below.

Base Salaries

The base salaries or management fee arrangements and benefits paid to the NEOs are not based on any specific formula. A preliminary base salary for each executive is established following a review of market data for similar positions. Actual proposed base salaries for executives are recommended by the CGCN Committee based upon market competitive salary levels, an assessment of an executive’s performance and the Company’s performance during the year, the financial capacity of the Company, the scope of the executive’s responsibilities for the year, the executive’s prior experience and retention risk referencing the competitive nature of the mining industry. In 2021, NEO annual base salaries were as follows (effective from May 1, 2021):

Name and Position	2021 Annual Base Salary ($)
Kyle Floyd CEO	$360,000
Pascal Attard CFO	$160,000
Spencer Cole CIO	$225,000
Riaan Esterhuizen EVP – Australia	$180,000

Short-Term Incentive Awards

The second component of NEO compensation is an annual short-term incentive (“STI”) award, typically paid in cash. The STI is designed to encourage short-term performance by rewarding individuals for their performance against agreed objectives for the year just completed, taking into account overall Company performance. All executives are eligible for annual STI awards, after taking into account financial management and attainment of certain corporate objectives and personal objectives. STI awards paid during the current fiscal year are for performance achieved against objectives set for the previous fiscal year. All awards are at the discretion of the CGCN Committee and the Board.

STI awards paid in cash during calendar 2021 are included in the Annual Incentive Plans section of the Summary Compensation Table – Named Executive Officers.

Long-Term Incentive Plan

The third component of NEO compensation is the granting of Options to purchase Shares and the granting of PSUs or RSUs under the LTIP. The CGCN Committee or the Board may grant Options, PSUs and RSUs, or any combination thereof, on an annual basis to executive officers.

The LTIP is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to reinforce commitment to long-term growth in shareholder value. The Board believes that the LTIP aligns the interests of the NEOs and the Board with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Shares.

Summary Compensation Table – Named Executive Officers

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the NEOs.

						Non-equity incentive
						plan compensation
					Option-	($)
					based	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	Share-based		awards	Incentive	incentive	value	compensation	compensation
position	Year	($)(2)	awards ($)(3)		($)(4)	plans(5)	plans	($)	($)	($)
Kyle Floyd(1)	2021	356,667	135,000		135,000	180,000	-	-	-	806,667
CEO	2020	217,537	3,459,946	(6)	-	225,000	-	-	-	3,902,483
	2019	-	-		-	-	-	-	-	-
Pascal Attard(1)	2021	151,667	35,000		35,000	30,000	-	-	-	251,667
CFO and Secretary	2020	85,185	150,000		-	-	-	-	-	235,185
	2019	-	-		-	-	-	-	-	-
Spencer Cole(1)	2021	200,000	52,500		52,500	100,000	-	-	-	405,000
CIO	2020	84,372	-		-	-	-	-	-	84,372
	2019	-	-		-	-	-	-	-	-
Riaan Esterhuizen(1)	2021	170,000	52,500		52,500	50,000	-	-	-	325,000
EVP – Australia	2020	84,372	-		-	-	-	-	-	84,372
	2019	-	-		-	-	-	-	-	-

Notes:

(1)	Appointed on May 19, 2020 in connection with the closing of the Qualifying Transaction.

(2)	Base salary each NEO earned during the financial year.

(3)	Share-based awards, representing RSUs, are calculated using the 5-day volume weighted average share price per the TSXV from date of grant and the closing foreign exchange rate per Bank of Canada on the date of the grant.

(4)	The Black-Scholes model is used as the methodology to calculate grant date fair value and relied on the following weighted average assumptions and estimates for 2021 calculations: grant date share price and exercise price of C$3.25, expected stock price volatility of 35.0%, risk free interest rate of 0.98%, assumption of annual rate of dividends of 0%, and expected five-year option life.

(5)	The amounts in this column represent the cash portion of the annual STI awards paid by the Corporation during the financial year noted.

(6)	Mr. Floyd was awarded a one-time RSU grant when the Company completed the Qualifying Transaction. This award was for the past 6 years of service leading the Company to a successful listing on the TSXV.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2021), including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name and Position	Number of securities underlying unexercised options (#)	Exercise price ($)(1)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share- based awards not paid out or distributed ($)(3)
Kyle Floyd CEO	306,317	3.25	June 30, 2026	55,571	50,766	139,348	46,444
Pascal Attard CFO and Secretary	79,415	3.25	June 30, 2026	14,407	59,878	164,360	-
Spencer Cole CIO	119,123	3.25	June 30, 2026	21,611	19,741	54,187	-
Riaan Esterhuizen EVP – Australia	119,123	3.25	June 30, 2026	21,611	19,741	54,187	-

Notes:

(1)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2021 over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 31, 2021 of C$3.48 and the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2021 and, as such, these RSUs remain unvested.

(3)	Calculated using the closing price of the Shares on the TSXV on December 31, 2021 of C$3.48 and the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name and Position	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Kyle Floyd CEO	13,893	46,444	180,000
Pascal Attard CFO	3,602	12,042	30,000
Spencer Cole CIO	5,403	18,064	100,000
Riaan Esterhuizen EVP – Australia	5,403	18,064	50,000

Notes:

(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date. Calculated using the closing price of the Common Shares on the TSX on December 31, 2021 of C$3.48, being the date on which Options vested during the year ended December 31, 2021 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise. The value was then converted to $ using the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(2)	Represents the number of shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at or in connection with retirement.

DIRECTOR COMPENSATION

The CGCN Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. The compensation package for directors is intended to provide a competitive level of remuneration reflective of the responsibilities, accountability, and time commitments of the Board members. Directors are reimbursed for expenses incurred for attending Board meetings. Executive officers of the Company do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such executive officers in their capacity as executive officers. There is no formal policy for the granting of Options, RSU or PSUs to directors. Equity compensation may be granted from time to time upon the recommendation of the CGCN Committee.

Director Fee Structure

For the financial year ended December 31, 2021, the non-executive directors received the following compensation:

Component	Amount(1)
Retainer	C$	75,000
Committee Chair Retainer	C$	5,000

(1)	Compensation for 2021 satisfied by the grant of RSUs.

Committee Membership

The following table sets forth the current committee members and chairs:

Name	Audit Committee	Corporate Governance, Compensation and Nominating Committee	Investment Committee
Kyle Floyd	-	√	√
Rob Sckalor	√	√	√
Alastair W. McIntyre	√	-	√
Andrew Kaip	√	√	√
Pascal Attard	-	-	-

Director Compensation Table

Set out below discloses the particulars of the compensation provided to the non-executive directors for the financial year ended December 31, 2021:

Name	Fees earned ($)	Option-based awards ($)	Share-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rob Sckalor	-	-	98,596	-	-	-	98,596
Alastair W. McIntyre	-	-	90,708	-	-	-	90,708
Andrew Kaip	-	-	94,652	-	-	-	94,652

(1)	Share-based awards, representing RSUs, are calculated using the 5-day volume weighted average share price per the TSXV from date of grant and the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

Director Incentive Plan Awards

A component of the director compensation is equity-based with the award of Options, RSUs and PSUs under the LTIP. The Board, at its discretion and upon the recommendation of the CGCN Committee, may grant Options, RSUs and PSUs, or any combination thereof, on an annual basis to directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed financial year:

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share- based awards not paid out or distributed ($)(3)
Rob Sckalor	-	-	-	-	27,414	75,249	35,412
Alastair W. McIntyre	-	-	-	-	24,190	66,399	-
Andrew Kaip	-	-	-	-	38,702	106,234	-

Notes:

(1)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2021 over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 31, 2021 (being the last day the Company’s shares traded during the Company’s 2021 financial year end) of C$3.48 and the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2021 and, as such, these RSUs remain unvested.

(3)	Calculated using the closing price of the Shares on the TSXV on December 31, 2021 of C$3.48 and the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

Value Vested or Earned During 2021

The following table sets forth details of the value vested or earned for all incentive plan awards during 2021:

Value Vested or Earned for Incentive Plan Awards During 2021

Name	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Rob Sckalor	-	30,785	-
Alastair W. McIntyre	-	30,785	-
Andrew Kaip	-	-	-

Note:

(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date. Calculated using the closing price of the Common Shares on the TSX on December 31, 2021 of C$3.48, being the date on which Options vested during the year ended December 31, 2021 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise. The value was then converted to $ using the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(2)	Represents the number of shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on December 31, 2021 of US$1=C$1.2678.

(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding Options and grant of RSUs	Weighted-average exercise price of outstanding Options		Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by the securityholders	1,381,522	C$	3.25	3,038,283
Equity compensation plans not approved by the securityholders	-	-		-
Total	1,381,522	C$	3.25	3,038,283

SUMMARY OF MATERIAL TERMS OF SECURITY-BASED COMPENSATION PLANS

The LTIP facilitates the granting of “Awards” representing the right to receive one Share (and in the case of restricted share units (“RSUs”), one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, the Board, or if authorized by the Board, a committee of the Company, may grant Awards to eligible participants. Awards may be granted at any time and from time to time in order to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services; and (iv) provide a means through which the Company may attract and retain people to enter its employment. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The LTIP will provide that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

The maximum number of Shares reserved for issuance under the LTIP (along with any other share-based compensation arrangement) is 6,413,750 Shares. The maximum number of Shares reserved for issuance under the LTIP to non-executive directors is 1% of the aggregate number of Shares issued and outstanding from time to time. The total Market Value (as defined herein) to any non- executive director in any given calendar year shall not exceed C$150,000, of which no more than C$100,000 of value may be comprised of options to purchase Shares (the “Options”). The aggregate number of Shares (i) issued to insiders under the LTIP or any other proposed or established share-based compensation arrangement within any one-year period; and (ii) issuable to insiders at any time under the LTIP or any other proposed or established share-based compensation arrangement, shall in each case not exceed 10% of the aggregate number of issued and outstanding Shares from time to time or such other number as may be approved by the TSXV and the Shareholders from time to time.

In addition, at all times when the Company is listed on the TSXV: (i) the total number of Shares which may be reserved for issuance to any one eligible participant under the LTIP together with all of the Company’s other previously established or proposed share-based compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (ii) the aggregate number of Awards which may be granted to any one eligible participant under the LTIP in any 12-month period must not exceed 5% of the issued and outstanding Shares calculated on the grant date (on a non-diluted basis) (iii) the aggregate number of Awards to any one eligible participant that is a consultant of the Company in any 12-month period must not exceed 2% of the issued Shares calculated at the first such grant date; (iv) the aggregate number of Options to all persons retained to provide investor relations activities must not exceed 2% of the issued Shares in any 12-month period calculated at the first such grant date (and including any eligible participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities); (v) Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award; and (vi) the aggregate number of Shares issuable to all eligible participants under the plan must not exceed 6,413,750 Shares.

Unless the Board determines otherwise, the LTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the TSXV on the day prior to the date of grant (the “Market Value”). An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The LTIP will provide that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to performance share units (“PSUs”), unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.

Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause	Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement	Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as at the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for good reason during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any Award granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the LTIP; provided, however, that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the LTIP;

•	changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to TSXV prior approval if in respect of Options granted to persons who provide investor relations activities);

•	a change to the eligible participants or assignability provisions under the LTIP,

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;

•	any amendment regarding the administration of the LTIP;

•	any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body; and

•	any other amendment that does not require the approval of the Shareholders,

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Shares issuable under the LTIP, other than pursuant to the adjustment provisions;

•	reduce the exercise price of any Award held by an insider of the Company other than pursuant to the adjustment provisions;

•	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;

•	remove or exceed the insider participation limit; or

•	amend the amendment provisions of the LTIP.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision.

Termination and Change of Control Benefits

Pursuant to an employment agreement dated May 12, 2020 (as amended) with the Chief Executive Officer and President, Kyle Floyd upon being terminated without cause, Mr. Floyd will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Floyd Earned Amount”) in addition to severance pay equal to twelve months of Mr. Floyd’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Floyd would be entitled to during that fiscal year and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. Any outstanding equity compensation that would have vested over the 12-month notice period required pursuant to the termination without cause will automatically vest. This accelerated vesting includes any performance milestone-based equity compensation. In the event of termination with cause, the company will pay the employee the Floyd Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested stock options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Floyd Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination as a result of death, the company will pay the Floyd Earned Amount, any pro-rated, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, severance pay equal to twelve months of the employee’s base salary, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested stock options or share units will immediately vest. All unexercised stock options or share units will expire on the earlier of 180 days after the death or the expiry date of such stock options or share units. Where there is a change of control of the Company and the employment of Mr. Floyd is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Floyd will be entitled to 2 years of base salary at the time of termination, 200% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and twelve months of pension and health/dental/life/disability insurance benefits. All LTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated June 1, 2020 (as amended) between the Company and Pascal Attard, upon being terminated without cause, Mr. Attard will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Attard Earned Amount”) in addition to severance pay equal to six months of Mr. Attard’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Attard would be entitled to during that fiscal year and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination with cause, the Company will pay the employee the Attard Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested stock options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Attard Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination as a result of death, the company will pay the Attard Earned Amount, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested stock options or share units will immediately vest. All unexercised stock options or share units will expire on the earlier of 180 days after the death or the expiry date of such stock options or share units. Where there is a change of control of the Company and the employment of Mr. Attard is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Attard will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and twelve months of pension and health/dental/life/disability insurance benefits. All LTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) with the Executive Vice President, North America, Spencer Cole upon being terminated without cause, Mr. Cole will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Cole Earned Amount”) in addition to severance pay equal to three months of Mr. Cole’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Cole Earned Amount. Where there is a change of control of the Company and the employment of Mr. Cole is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Cole will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and twelve months of pension and health/dental/life/disability insurance benefits. All LTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) between the Company and Riaan Esterhuizen, upon Mr. Esterhuzien being terminated without cause, Mr. Esterhuizen will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the Employee and any other required compensation payable pursuant to applicable law (the “Esterhuizen Earned Amount”) in addition to severance pay equal to three months of Mr. Esterhuizen’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Esterhuizen Earned Amount. Where there is a change of control of the Company and the employment of Mr. Esterhuizen is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Esterhuizen will be entitled to one year of base salary at the time of termination, 100% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and twelve months of pension and health/dental/life/disability insurance benefits. All LTIP awards shall vest immediately prior to the change of control event.

REPORT ON CORPORATE GOVERNANCE

NI 58-101, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices.

Board of Directors Mandate

The Board has adopted a Board of Directors Mandate which is available on the Company’s website at https://www.voxroyalty.com/ and is attached to this Circular as Schedule “A”.

Director Independence

Three of the five current members of the Board are considered “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). The two non-independent directors are Kyle Floyd being the CEO of the Company and Pascal Attard being the CFO of the Company. Generally, at the end of each regularly scheduled Audit Committee meeting, the directors hold an in-camera session without management present.

Other Directorships

For details regarding directorships a director of the Company holds with any other reporting issuer (or the equivalent in a foreign jurisdiction), see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Circular.

As some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board must comply with the relevant securities regulatory instruments in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Director Skills and Experience

The Board of Directors and the CGCN Committee review the experience, qualifications, and skills of our directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company. The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals:

Board Skill Matrix, Profile and CommitteeMembership		Kyle Floyd	Rob Sckalor	Alastair McIntyre	Andrew Kaip	Pascal Attard
Experience and Skills	Financial Literacy/Accounting	√	√	√	√	√
	Business Development & Marketing	√	√	√	√	√
	Corporate Governance	√	√	√	√	√
	ESG & Reputation	√	√	√	√	√
	Finance & Capital Markets	√	√	√	√	√
	HR & Compensation	√	√	√	√	√
	Mergers & Acquisitions	√	√	√	√	√
	Mining & Industry Experience	√	√	√	√	√
	Public Company Boards	-	√	√	√	-
	Public Company Senior Management	√	-	√	√	√
	International Markets	√	√	√	√	√
	Risk Management	√	√	√	√	√
Composition	Independence	CEO	√	√	√	CFO
	Board Tenure	2	2	2	1	2
	Age	35	59	60	54	38
	Gender	M	M	M	M	M

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and/or in public company matters. The CGCN Committee, in conjunction with the CEO, are responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Company performs many activities to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors. Management of the Company takes steps to ensure that its directors are continually updated as to the latest corporate and securities law developments which may affect the directors as a whole. Management assists directors by providing them with regular updates on relevant developments and other information that management considers to be of interest to the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. The Board adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and suppliers. A copy of the Code is available on the Company’s website at www.voxroyalty.com.

The Board monitors compliance with the Code and management provides regular updates to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The CGCN Committee reviews the adequacy of the Code on an annual basis.

Under the OBCA, to which the Company is subject, a director or officer of the Company must disclose to the Company, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the OBCA, the director cannot vote on any resolution to approve the contract or transaction and must recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Whistleblower Policy

Under the Company’s Whistleblower Policy, employees are required to report complaints or concerns including any violations under the Code, questionable accounting, internal accounting controls and auditing matters, potential or actual non-compliance with applicable legal and regulatory requirements, retaliation against employees who previously made a report, a matter likely to receive media or public attention, a matter than involved a significant threat to the health and safety of employees, a matter or a matter that may be judged to be significant or sensitive for other reasons. Any person making a report to the confidential designee under the policy, who is an individual that is selected by the Audit Committee, currently the general counsel of the Company (the “Confidential Designee”). The Confidential Designee is responsible for assessing and evaluating Reports and for conducting investigations. In determining the extent to which the Confidential Designee should investigate a report he or she will consider, among other factors, (i) who is the alleged wrongdoer, (ii) what is the nature of the wrongdoing, (iii) how serious is the alleged wrongdoing and (iv) how credible is the allegation of wrongdoing. All directors, officers, employees, consultants and agents of the Company have an obligation to cooperate and company with any review or investigation initiated by the Confidential Designee pursuant to the policy.

At the conclusion of any review, assessment, investigation or evaluation of a report that the Confidential Designee has determined was made in good faith and related to a reportable matter that did occur or was about to occur, the Audit Committee will determine by majority vote what, if any, remedial action is appropriate. The Audit Committee will promptly inform the Board of such proposed remedial action in a written letter. If a report involves a complaint against the Audit Committee, the Audit Committee will retain independent advisors to provide the Board with their views on the appropriate remedial action.

A copy of the Company’s Whistleblower Policy is available on the Company’s website at www.voxroyalty.com.

Investment Committee

The Company’s Investment Committee is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the CGCN Committee. In the event of a vacancy, the CGCN Committee is responsible for recommending a person to the board for appointment as a director. However, the Board may direct the CGCN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board.

The Board has appointed the CGCN Committee which is currently comprised of Rob Sckalor (Chair), Andrew Kaip and Kyle Floyd, the majority of whom are independent directors within the meaning of NI 58-101.

The mandate of the CGCN Committee provides that its responsibilities in respect of compensation will include reviewing and making recommendation to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; and (iv) Board compensation matters, including compensation of both independent and non-independent members of the Board.

The mandate of the CGCN Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) communicating with the Board on corporate governance matters and reviewing and approving, as required, public or regulatory disclosure respecting the corporate governance practices of the Company’s as contained in applicable governance rules; (ii) annually (a) assess the effectiveness of the Board appointment/nomination process at achieving the Company’s diversity objectives; and (b) consider and, if determined advisable, recommend to the Board for adoption, measurable objectives for achieving diversity on the Board; (iii) based upon a consideration of his or her performance in office and any other factors considered relevant, recommend to the Board whether a director should be nominated for election or re- election at any annual meeting of Shareholders at which he or she is eligible to be elected a director; (iv) in the event of a vacancy occurring on the Board, however caused, the CGCN Committee shall recommend to the Board a person for appointment as a director to fill the vacancy; (v) review and make recommendations to the Board concerning qualifications, appointment and removal of committee members; (vi) notwithstanding subparagraphs (iv) and (v) above, the Board may direct the CGCN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board or the committee; (vii) annually determine whether a director is independent; (viii) annually review and evaluate and make recommendations to the Board with regard to the size, composition and role of the Board and its committees (including the type of committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating Board, committee and individual director effectiveness; and (ix) make recommendations from time to time to the Board concerning such other matters, including matters related to corporate governance, as the CGCN Committee may deem appropriate or as may be referred to it from time to time by the Board.

As part of the CGCN Committee’s 2022 review of corporate governance matters, the CGCN Committee intends to consider the adoption of a diversity policy.

A copy of the CGCN Committee mandate is available on the Company’s website at www.voxroyalty.com.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

AUDIT COMMITTEE

The Audit Committee of the Company assists the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls over financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and risk management.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “C” to this Circular.

Composition of the Audit Committee

The current members of the Audit Committee are: Rob Sckalor (Chair), Alastair McIntyre and Andrew Kaip. In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. NI 52-110 also provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2021 and December 31, 2020 are set out in the table below.

Year Ended	Audit Fees(1)		Audit Related Fees(2)		Tax Fees(3)		All Other Fees
December 31, 2020	C$	91,000	C$	Nil	C$	Nil	C$	Nil
December 31, 2021	C$	282,500	C$	Nil	C$	241,104	C$	Nil

Notes:

(1)	“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statutory audits. Fees billed for the year ended December 31, 2021, include: i) C$80,000 related to the Company’s former auditor, McGovern Hurley LLP, for completion of the December 31, 2020 audited financial statements, and ii) C$25,000 related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.
(2)	“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees.
(3)	“Tax Fees” are related to tax compliance, tax planning, tax advice services, the preparation of corporate tax returns and proposed transactions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2021, was a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the financial year ended December 31, 2021 or as at the date of this Circular in connection with security purchase programs or other programs.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2021 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

NORMAL COURSE ISSUER BID

On November 17, 2020, the Company announced that the TSX Venture Exchange (the “TSXV”) had approved its notice of intention to make a Normal Course Issuer Bid (“NCIB”) to repurchase its Shares, which allowed the Company purchase up to 1,628,289 Shares. This represented up to 5% of the total issued and outstanding Shares as of November 5, 2020.

On November 18, 2021, the Company announced that the TSXV had approved its notice of intention to make a NCIB (the “Notice”) submitted by the Company to renew the NCIB. Under the terms of the renewed NCIB, the Company may repurchase for cancellation, up to 1,968,056 common shares, being 5% of the total issued and outstanding Shares as at November 11, 2021, the date the Company filed the Notice. The purchases are to be made through the facilities of the TSXV or other recognized Canadian marketplaces during the period November 19, 2021 to November 18, 2022.

Under its 2020-2021 NCIB, the Company purchased and cancelled a total of 804,400 Shares at a weighted average price paid per Share of C$2.89.

Shareholders can obtain a copy of the Notice, without charge, by contacting the Company at info@voxroyalty.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for the financial year ended December 31, 2021. Copies of the Company’s annual consolidated financial statements and MD&A may be obtained upon request to the Company by mail to Vox Royalty Corp. at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada.

Our Board has approved the contents of this Circular and authorized us to send it to you.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to Shareholders have been approved by the directors of the Company.

BY ORDER OF THE BOARD

“Kyle Floyd”

Kyle Floyd

Chief Executive Officer and Director

Toronto, ON, Canada

May 4, 2022

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

Appointment and Composition

Directors of Vox Royalty Corp. (“Vox”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Vox Board of Directors (the “Board”). The Executive Chairman of Vox, if any, will act as Chairman of the Board; however, where no person occupies such office, the Board will elect a Chairman of the Board (in either case, the “Chairman”). The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the policies of the TSX Venture Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least two of the members of the Board must qualify as “independent” directors in accordance with the polices of the TSX Venture Exchange and the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Vox. The Board’s relationship with Vox is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of Vox. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of Vox and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes Vox’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board may also discharge its responsibilities by delegating to one or more standing committees from time-to-time, which currently includes the Audit Committee and the Corporate Governance, Compensation and Nominating Committee. The charter of each standing committee shall prescribe its duties and responsibilities and shall be subject to periodic review by the Board.

In carrying out its responsibilities, the Board shall focus on the following specific matters:

•	ensuring the protection and advancement of shareholder value;

•	setting Vox’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Vox;

•	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

•	approving the corporate compensation plan, including compensation for the CEO and for individual directors;

•	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

•	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

•	succession planning, including appointing, training, monitoring and terminating senior management;

•	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

•	approving annual and interim financial results, MD&A, management proxy circulars and their publication with input in the form of recommendations of the Audit Committee;

•	overseeing internal control and management information systems;

•	setting up measures for receiving feedback from shareholders;

•	overseeing all matter relating to Vox’s legal, regulatory and financial integrity; and

•	adopting a system of corporate governance policies and practices, including an annual review.

In addition, the independent directors shall consider and approve the employment, consulting or other compensation arrangements between Vox and any of its directors or senior officers, or between any subsidiary of Vox and any of its directors or senior officers.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. In the event the Chairman is not independent, the independent directors shall appoint an independent lead director who shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Vox’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Vox offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Vox has developed a Corporate Disclosure Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the TSX Venture Exchange. The Board is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Vox’s spokespersons as appointed by the Board from time to time pursuant to the terms of the Disclosure Policy are available to shareholders by telephone and e-mail and Vox maintains extensive material of interest to shareholders and investors on Vox’s web site.

General

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Adopted August 27, 2020

SCHEDULE “B”

NOTICE OF CHANGE OF AUDITOR REPORTING PACKAGE

VOX ROYALTY CORP.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

AND TO:	PricewaterhouseCoopers LLP (“PwC”)
Ernst & Young LLP (“EY”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On March 9, 2022, by mutual agreement between the Corporation and PwC, PwC resigned as auditor of the Corporation.

2.	Effective March 9, 2022, EY was appointed as the new auditor of the Corporation.

3.	The resignation of PwC and the appointment of EY have been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in PwC’s interim reports on the Corporation’s financial statements during the period April 30, 2021 to the date hereof.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and PwC.

Dated this 9th day of March, 2022.

VOX ROYALTY CORP.

Per:	(signed) “Pascal Attard”

	Name:	Pascal Attard
	Title:	Chief Financial Officer

Ernst & Young LLP EY Tower 100 Adelaide Street West, PO Box 1 Toronto, ON M5H 0B3	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com

10 March 2022

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Vox Royalty Corp.
Change of Auditor Notice dated 2022/03/09

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

cc: The Board of Directors, Vox Royalty Corp.

1

March 9, 2022

To:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland & Labrador

We have read the statements made by Vox Royalty Corp. in the attached copy of change of auditor notice dated March 9, 2022, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated March 9, 2022.

Yours very truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

SCHEDULE “C”

AUDIT COMMITTEE MANDATE

1.	Introduction

The Audit Committee is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Resulting Issuer and the audits of the Resulting Issuer’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2.	Membership

Number of Members

The Audit Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the member of the Audit Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board may appoint a Chair of the Audit Committee. If so appointed, the Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall have, or shall acquire within a reasonable time following appointment to the Audit Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Audit Committee shall be appointed annually by the Board. Each member of the Audit Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

3.	Meetings

Number of Meetings

The Audit Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Audit Committee at a meeting unless a quorum of the Audit Committee is present. A majority of members of the Audit Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s General Counsel who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Audit Committee shall maintain minutes or other records of meetings and activities of the Audit Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Audit Committee, the minutes shall be circulated to the members of the Board. However, the Chair (or if no Chair is appointed, any member of the Audit Committee) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Audit Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Audit Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Audit Committee or such individuals consider appropriate.

Meetings without Management

The Audit Committee may hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4.	Duties and Responsibilities

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)	General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)	Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f)	Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a)	General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)	Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)	Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)	Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Audit Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Audit Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Audit Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Audit Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a)	General

The Audit Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s General Counsel and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles of Association, it is not intended to establish any legally binding obligations.

7.	Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.